Filed Pursuant to Rule 424(b)(1)
Registration No. 333-129988

PROSPECTUS

145,534 Shares

Common Stock

     This prospectus relates to the 145,534 shares of common stock issued to the shareholders of West Financial Services, Inc. in connection with its acquisition by Sandy Spring Bancorp, Inc. on October 3, 2005. Sandy Spring Bancorp will not receive any of the proceeds from the sale of the shares offered by this prospectus. The shares were issued in a private offering made in reliance on Section 4(2) of the Securities Act of 1933. The selling shareholders may offer Sandy Spring Bancorp common stock through public transactions executed through one or more broker-dealers at prevailing market prices, carried out through the NASDAQ National Market or one or more stock exchanges (if the shares are listed on an exchange at any time in the future), or in private transactions directly with purchasers at privately negotiated prices. See “Plan of Distribution” on page 4 and “Selling Shareholders” on page 6.

     Our common stock is traded on the Nasdaq National Market under the symbol “SASR.” The last reported sale price of our common stock on the Nasdaq National Market on February 3, 2006, was $35.06 per share.

     Our principal executive offices are located at 17801 Georgia Avenue, Olney, Maryland 20832. Our telephone number is 301.774.6400.

     Investing in our common stock involves risks. See “Risk Factors,” beginning on page 1.

     These securities are not deposits, savings accounts, or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 3, 2006.

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RISK FACTORS

     Investing in our common stock involves risks. You should carefully consider the following risk factors before you decide to buy our common stock. The risk factors may cause our future earnings to be lower or our financial condition to be less favorable than we expect. In addition, other risks of which we are not aware, or which we do not believe are material, may cause earnings to be lower, or may hurt our financial condition. You should also consider the other information in this prospectus, as well as in the documents incorporated by reference into this prospectus.

Changes in interest rates and other factors beyond our control may adversely affect our earnings and financial condition.

     Our net income depends to a great extent upon the level of our net interest income. Changes in interest rates can increase or decrease net interest income and net income. Net interest income is the difference between the interest income we earn on loans, investments, and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Net interest income is affected by changes in market interest rates, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income.

     Changes in market interest rates are affected by many factors beyond our control, including inflation, unemployment, money supply, international events, and events in world financial markets. We attempt to manage our risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest-bearing liabilities, but interest rate risk management techniques are not exact. As a result, a rapid increase or decrease in interest rates could have an adverse effect on our net interest margin and results of operations. Changes in the market interest rates for types of products and services in our various markets also may vary significantly from location to location and over time based upon competition and local or regional economic factors. At September 30, 2005, our interest rate sensitivity simulation model projected that net interest income would decrease by 0.12% if interest rates immediately fell by 100 basis points and would increase by 0.27% if interest rates immediately rose by 100 basis points. The model projected that net income would decrease by 0.50% if interest rates immediately fell by 100 basis points and would increase by 0.69% if interest rates immediately rose by 100 basis points. The results of our interest rate sensitivity simulation model depend upon a number of assumptions which may not prove to be accurate. There can be no assurance that we will be able to successfully manage our interest rate risk.

Changes in local economic conditions could adversely affect our business.

     Our commercial and commercial real estate lending operations are concentrated in Anne Arundel, Frederick, Howard, Montgomery, and Prince George’s counties in Maryland. Our success depends in part upon economic conditions in these markets. Adverse changes in economic conditions in these markets could reduce our growth in loans and deposits, impair our ability to collect our loans, increase our problem loans and charge-offs, and otherwise negatively affect our performance and financial condition.

Our allowance for credit losses may not be adequate to cover our actual credit losses, which could adversely affect our earnings.

     We maintain an allowance for credit losses in an amount that we believe is adequate to provide for losses inherent in the portfolio. While we strive to carefully monitor credit quality and to identify loans and leases that may become nonperforming, at any time there are loans and leases included in the portfolio that will result in losses, but that have not been identified as nonperforming or potential problem credits. We cannot be sure that we will be able to identify deteriorating credits before they become nonperforming assets, or that we will be able to limit losses on those loans and leases that are identified. As a result, future additions to the allowance may be necessary. Additionally, future additions may be required based on changes in the loans and leases comprising the portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions, or as a result of incorrect assumptions by management in determining the allowance. Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review our allowance for credit losses. These regulatory agencies may require us to increase our provision for credit losses or to recognize further loan or lease charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for credit losses could have a negative effect on our financial condition and results of operations.

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We rely on our management and other key personnel, and the loss of any of them may adversely affect our operations.

     We are and will continue to be dependent upon the services of our executive management team. In addition, we will continue to depend on our ability to retain and recruit key commercial loan officers. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial condition.

The market price for our common stock may be volatile.

     The market price for our common stock has fluctuated, ranging between $30.40 and $38.55 per share during the 12 months ended February 3, 2006. The overall market and the price of our common stock may continue to be volatile. There may be a significant impact on the market price for our common stock due to, among other things:

•	Variations in our anticipated or actual operating results or the results of our competitors;

•	Changes in investors’ or analysts’ perceptions of the risks and conditions of our business;

•	The size of the public float of our common stock;

•	Regulatory developments;

•	The announcement of acquisitions or new branch locations by us or our competitors;

•	Market conditions; and

•	General economic conditions.

     Additionally, the average daily trading volume for our common stock as reported on the Nasdaq National Market was 18,030 shares during the twelve months ended February 3, 2006, with daily volume ranging from a low of 2,265 shares to a high of 120,318 shares. There can be no assurance that a more active or consistent trading market in our common stock will develop. As a result, relatively small trades could have a significant impact on the price of our common stock.

Competition may decrease our growth or profits.

     We compete for loans, deposits, and investment dollars with other banks and other financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, and private lenders, many of which have substantially greater resources than ours. Credit unions have federal tax exemptions, which may allow them to offer lower rates on loans and higher rates on deposits than taxpaying financial institutions such as commercial banks. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to institutions that offer federally insured deposits. Other institutions may have other competitive advantages in particular markets or may be willing to accept lower profit margins on certain products. These differences in resources, regulation, competitive advantages, and business strategy may decrease our net interest margin, increase our operating costs, and may make it harder for us to compete profitably.

Government regulation significantly affects our business.

     The banking industry is heavily regulated. Banking regulations are primarily intended to protect the federal deposit insurance funds and depositors, not shareholders. Sandy Spring Bank is subject to regulation and supervision by the Board of Governors of the Federal Reserve System and by Maryland banking authorities. Sandy Spring Bancorp is subject to regulation and supervision by the Board of Governors of the Federal Reserve System. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies, and leasing companies. Changes in the laws, regulations, and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policy may also affect our ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads.

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Our ability to pay dividends is limited by law and contract.

     Our ability to pay dividends to our shareholders largely depends on Sandy Spring Bancorp’s receipt of dividends from Sandy Spring Bank. The amount of dividends that Sandy Spring Bank may pay to Sandy Spring Bancorp is limited by federal laws and regulations. We also may decide to limit the payment of dividends even when we have the legal ability to pay them in order to retain earnings for use in our business. We also are prohibited from paying dividends on our common stock if the required payments on our subordinated debentures have not been made.

Restrictions on unfriendly acquisitions could prevent a takeover.

     Our articles of incorporation and bylaws contain provisions that could discourage takeover attempts that are not approved by the board of directors. The Maryland General Corporation Law includes provisions that make an acquisition of Sandy Spring Bancorp more difficult. These provisions may prevent a future takeover attempt in which our shareholders otherwise might receive a substantial premium for their shares over then-current market prices.

     These provisions include supermajority provisions for the approval of certain business combinations and certain provisions relating to meetings of shareholders. Our certificate of incorporation also authorizes the issuance of additional shares without shareholder approval on terms or in circumstances that could deter a future takeover attempt.

Future sales of our common stock or other securities may dilute the value of our common stock.

     In many situations, our board of directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued stock, including shares authorized and unissued under our stock option plans. In the future, we may issue additional securities, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders and may dilute the per share book value of the common stock. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

     The sale, or availability for sale, of a substantial number of shares of common stock in the public market following this offering could adversely affect the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include:

•	Statements of our goals, intentions, and expectations;
•	Estimates of risks and of future costs and benefits;
•	Expectations regarding our future financial performance and the financial performance of our operating segments;
•	Assessments of loan quality, probable loan losses, and the amount and timing of loan payoffs;
•	Assessments of liquidity, off-balance sheet risk, and interest rate risk; and
•	Statements of our ability to achieve financial and other goals.

     These forward-looking statements are subject to significant uncertainties because they are based upon: the amount and timing of future changes in interest rates, market behavior, and other economic conditions; future laws, regulations and accounting principles; and a variety of other matters. Because of these uncertainties, the actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past growth and performance do not necessarily indicate our future results. For other factors, risks, and uncertainties that could cause our actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “Risk Factors” section beginning on page 1.

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SANDY SPRING BANCORP, INC.

     Sandy Spring Bancorp, Inc. is the bank holding company for Sandy Spring Bank and its principal subsidiaries, Sandy Spring Insurance Corporation, The Equipment Leasing Company, and West Financial Services, Inc. Sandy Spring Bancorp is the third largest publicly traded banking company headquartered in Maryland. Sandy Spring is a community banking organization that focuses its lending and other services on businesses and consumers in the local market area. Independent and community-oriented, Sandy Spring Bank was founded in 1868 and offers a broad range of commercial banking, retail banking and trust services through 31 community offices and 67ATMs located in Anne Arundel, Frederick, Howard, Montgomery, and Prince George's counties in Maryland.

USE OF PROCEEDS

     All proceeds from the sale of the shares of common stock being offered under this prospectus will go to the selling shareholders. Accordingly, we will not receive any proceeds from sales of these shares. We are paying the expense of registration of the shares being offered under this prospectus.

PLAN OF DISTRIBUTION

     The selling shareholders and any of their respective pledgees, donees, assignees, and successors-in-interest may, from time to time, sell any or all of their shares of our common stock referred to in this prospectus on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at the prevailing market price, at a price fixed above or below such market price, or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	An exchange distribution in accordance with the rules of the applicable exchange;
•	Privately negotiated transactions;
•	To cover short sales made after the date that this registration statement is declared effective by the Securities and Exchange Commission;
•	Broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;
•	A combination of any such methods of sale; and
•	Any other method permitted by applicable law.

     A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares of common stock in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling stockholder may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

     The selling shareholders also may sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus. The selling stockholders may also transfer the shares of common stock by gift. Mr. West has stated his intention to donate some of his shares to a charitable organization prior to December 31, 2005. We do not know of any other current arrangements by the selling stockholders for the sale or distribution of any of the shares.

     Broker-dealers engaged by one or more selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

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     A selling shareholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by him and, if he defaults in the performance of his secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee, or other successors in interest as selling shareholders under this prospectus.

     Upon being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of the selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon being notified in writing by the selling shareholder that a donee or pledgee intends to sell shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

     The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus. We cannot assure you that the selling stockholders will sell all or any portion of the shares offered hereby.

     The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions, and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling shareholders and/or the purchasers.

     Each selling shareholders has informed us that he is not a registered broker-dealer and is not affiliated with a registered broker-dealer, and that at the time that the acquisition of West Financial Services, Inc. was consummated, he had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

     We have advised the selling shareholders that they may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the Securities and Exchange Commission. The selling stockholder will be responsible to comply with the applicable provisions of Regulation M of the Securities and Exchange Commission.

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SELLING SHAREHOLDERS

     The following shareholders are the shareholders whose shares are subject to this prospectus. The selling shareholders were principal officers and the sole shareholders of West Financial Services, Inc., which we acquired by merger on October 3, 2005. West Financial Services, Inc. is now a subsidiary of Sandy Spring Bank. We own all of the outstanding shares of Sandy Spring Bank. The selling shareholders continue to serve as officers of West Financial Services as shown below.

Selling Shareholder and Current Position with West Financial Services, Inc.	Shares Owned as of October 3, 2005		Number of Shares Offered	Shares Owned After the Offering
	Number	Percentage(1)		Number (2)	Percentage

Ronald L. West, Chairman, Chief Executive Officer, and Chief Investment Officer	92,415	*	92,415	0	0%

Glen J. Buco, President.	38,566	*	38,566	0	0

Andrew J. Krone, Chief Operating Officer and Chief Compliance Officer	14,553	*	14,553	0	0

*	Less than 1% of outstanding shares.
(1)	At December 31, 2005, there were 14,793,987 shares of Sandy Spring Bancorp common stock outstanding.
(2)	Assumes all shares being registered are sold.

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LEGAL MATTERS

     The validity of the shares of our common stock offered by this prospectus and selected other legal matters in connection with the offering will be passed upon for us by the law firm of James I. Lundy, III, Attorney at Law, Washington, D.C.

EXPERTS

     The consolidated financial statements of Sandy Spring Bancorp appearing in our Annual Report (Form 10-K) for the year ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, included therein, have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, to the extent and for the periods indicated in its reports, included therein, and incorporated herein by reference, and, with respect to the financial statements of Sandy Spring Bancorp for the year ended December 31, 2002, the report of Stegman & Company, independent registered public accounting firm, as set forth in its report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, and special reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website on the Internet at “http://www.sec.gov” that contains reports, proxy, and information statements, and other information regarding companies, including Sandy Spring Bancorp, Inc., that file electronically with the SEC. Our SEC filings also are available from the Investor Relations area of our website at www.sandyspringbank.com. Information on our website is not incorporated by reference into this prospectus and you should not consider information contained in our website as part of this prospectus

     We have filed a Registration Statement on Form S-3 to register the common stock to be sold in the offering. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement. SEC regulations require us to “incorporate by reference” information into this prospectus, which means that important information is disclosed by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus. Information incorporated by reference from earlier documents is superseded by information that is included in this prospectus or is incorporated by reference from more recent documents to the extent that they are inconsistent.

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DOCUMENTS INCORPORATED BY REFERENCE

     This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (file no. 000-19065).

(1)	Annual Report on Form 10-K for the year ended December 31, 2004;
(2)	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005;
(3)	Current Reports on Form 8-K filed January 20, 2005, March 14, 2005, April 19, 2005, June 27, 2005, July 19, 2005, September 2, 2005, September 23, 2005, October 18, 2005, October 28, 2005, December 21, 2005, and January 19, 2006; and
(4)	The description of capital stock contained in Item 5 of the Annual Report on Form 10-K for the year ended December 31, 1997.

     Also incorporated by reference are additional documents that we may file with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering. These additional documents will be deemed to be incorporated by reference in, and to be a part of, this prospectus from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and, to the extent they are considered filed, Current Reports on Form 8-K. Information incorporated by reference from later filed documents supersedes information that is included in this prospectus or is incorporated by reference from earlier documents, to the extent that they are inconsistent.

     You can obtain any of the documents incorporated by reference from us, the SEC, or the SEC’s Internet web site as described above. Documents incorporated by reference, including any exhibits specifically incorporated by reference therein, are available from us without charge. You may obtain copies of documents incorporated by reference by requesting them in writing or by telephone from:

Ronald E. Kuykendall
General Counsel and Corporate Secretary
Sandy Spring Bancorp, Inc.
17801 Georgia Avenue
Olney, Maryland 20832
Telephone (301) 774-6400

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated February 3, 2006. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

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•	You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

•	You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

•	We are not, and the selling shareholders are not, making an offer of these securities in any jurisdiction where the offer or sale is not permitted. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to these securities if the person making the offer or solicitation is not qualified to do so, or it is unlawful for you to receive such an offer or solicitation.

145,534 Shares

Common Stock

Prospectus

February 3, 2006